

December 20, 2010

By U.S. Mail and by Facsimile to (614) 480-5485

Mr. Stephen D. Steinour
Chairman, President and Chief Executive Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

Re: Huntington Bancshares Incorporated
Form 10-K for the fiscal year ended December 31, 2009, filed February 18,
2010
Schedule 14A, filed February 26, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 001-34073

Dear Mr. Steinour:

    We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009
General

1. Please confirm that you will add incorporations by reference in the business and MD&A sections whenever disclosures are contained elsewhere in the document.

We note your claims in your response letter that you satisfy many of the disclosure requirements of Form 10-K and Item S-K by information elsewhere in the Form 10-K incorporated by reference.   Please undertake in your future filings to fully comply with all the requirements of Rule 12b-23. For instance, it may be unclear and confusing for you to respond to a disclosure requirement by incorporating by reference multiple pieces of information spread over different noncontiguous pages of your Form 10-K.

Competition, page 1

2. We acknowledge your proposed response to comment 5 of our letter. As we requested, please undertake to include in your future filings, an estimate of the number of competitors and your competitive position "in the particular markets" in which you compete and identify the principal methods of competing for loans and separately for deposits in your market area as required by Item 101(c)(1)(x) of Regulation S-K. In addition, disclose, as required by Item 101(c)(1)(x), the "identity of the particular markets " in which you compete.

Emergency Economic Stabilization Act of 2008, page 3

3. We acknowledge your proposed response to comment 6 of our letter. Please provide to us and undertake to include in your future filings, revision of your proposed disclosure relating to the Troubled Asset Relief Program as follows:
    - disclose, in the second proposed paragraph, in greater detail the specific uses for the capital you received from TARP, including reconciling your statement that the capital "allowed the Bank to continue our active lending programs" with the fact that your total loans decreased by six percent in 2009 from 2008 and explain your statement that the capital was used to "provide potential capital support;"
    - as we requested, disclose, in the fourth proposed paragraph, that Treasury has the right to appoint two persons to your board of directors if dividends are not paid in full for six dividends periods;
    - disclose the effects of your participation in TARP on you including:
        o how the application of the proceeds of the transaction has effected your net interest margin;
        o how the accretion and dividends on the preferred stock has impacted the net income available to common shareholders;
    - revise the proposed sixth paragraph as follows:
        o explain your statement that you intend to repay "as soon as possible" to explain the reasons that it is not possible for you to repay the $1.4 billion now and whether or not you have asked your primary federal banking regulator for permission to repay TARP;

and
   o   identify what needs to change for to make it possible for you to
       repay the U.S. Treasury.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23</u>

<u>Introduction, page 23</u>

4. We acknowledge your proposed response to comment 19 of our letter. As we
    requested, please provide to us and undertake to include in your future filings, a
    revised introduction with both discussion and analysis that is meaningful relating
    to your business condition, financial condition and results of operations consistent
    with Item 303, Release Number 34-48960 and Release Number 34-26831
    including, but not limited to, the following:

    • provide a balanced, executive-level discussion that identifies the most
      important themes or other significant matters with which management is
      concerned primarily in evaluating the company's financial condition and
      operating results;
    • identify and provide insight into material opportunities, challenges and
      risks that you face, on which your executives are most focused for both the
      short and long term including, but not limited to the following:
        ▪ your need for additional capital as evidenced by your
          borrowings from the Federal government under the
          Troubled Asset Relief Program and your sale of a
          substantial amount of common stock at a time when your
          stock price was extremely low;
        ▪ how you have been effected by the financial and credit
          crisis;
        ▪ the extent of your loan portfolio attributable to residential
          real estate related loans (including home equity loans) and
          separately commercial real estate loans;
    • detailed discussion and analysis of economic trends in your market areas,
      particularly in Ohio and Michigan, affecting your business including, but
      not limited to, the following:
        ▪ trends over the past three years in home price index,
          residential real estate sales and single family and
          multifamily building permits in your market area,
          particularly in Ohio and Michigan;
        ▪ trends over the past three years in commercial real estate
          prices, commercial real estate sales and commercial
          building permits in your market areas, particularly in Ohio
          and Michigan;

- trends over the past three years in median household income in your market area, particularly in Ohio and Michigan;
- trends in unemployment in your market areas, including the fact that unemployment in your Michigan is the second highest in the country and four of the seven states in your market area among the top ten highest rates of unemployment; and
  - disclose the extent to which you are experiencing, directly or indirectly, issues with documentation relating to mortgages for which you are seeking foreclosure and disclose the extent which you have mortgages relating to properties in states in which foreclosures proceed through the courts;
  - disclose the extent which purchasers of loans you have sold have made demands that you repurchase any of those loans;
  - identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital.

Please provide us with the "executive level overview" and "brief outlook discussion" which you undertake in the third paragraph on page 14 of your response letter, to include in future filings.

Selected Annual Income Statements, page 35

5. We acknowledge your proposed response to comment 21 of our letter. As we requested, please undertake to include in your future filings, a revised table that provides the amount of each percentage change, as required by Rule 12b-20, instead of "NM" which you indicate represents the fact that the amount is "not a meaningful value." As we noted, some of these changes, such as total noninterest expense and net income increases are meaningful. Please use footnotes to identify any changes that are extraordinary instead of characterizing any such change as "not meaningful." Please make similar changes throughout your Form 10-K (such as selected financial data on page 21) and other disclosure documents.

Credit Quality, page 72

6. We acknowledge your proposed response to comment 22 of our letter. Please provide to us and undertake to include in your future filings, both discussion and analysis, as required by Item 303 of the following:
  - clarify in the first paragraph that you do not have standards for modifying loans but modify loans based on the "specific facts and circumstances" of each loan, analyze whether this is consistent with financial institutions of

> your size disclose what internal controls you have for granting
> modifications and the possible effects of these practices on you including
> the accuracy of your provision for loan losses;
>
> - clarify in the first sentence whether all loans that you modified in any way
>   are classified as TDRS and if not, the factors that you utilize to determine
>   whether to classify a modified loan as a TDR;
> - describe your historic and current policies on making additional loans to a
>   borrower or any related interest of the borrower who is past due in
>   principal or interest more than 90 days;
> - quantify the amount and percentage of your loans that are unsecured and
>   discuss in detail the types of collateral that secure the various types of
>   loans you make (for instance, disclose the extent to which you require any
>   collateral or guarantees beyond the property being financed by the loan);
>   and
> - disclose, if material, the dollar amount and percentage of your loans that
>   are to legal entities formed for the limited purpose of the business you are
>   financing and therefore the borrower's only source of cash flow and only
>   asset is the property that you are financing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen D. Steinour
Huntington Bancshares Incorporated
December 20, 2010
Page 6

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

           Sincerely,

           Michael Clampitt
           Senior Attorney

cc: Mary Beth M. Clary, Esquire
   Porter Wright Morris & Arthur
   Huntington Center
   41 South High Street
   Columbus, Ohio 43215-6194
   Fax (239) 593-2990